September 9, 2016

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael Clampitt

Mr. Eric Envall

Re:	Medley Management Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 18, 2016

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Filed August 11, 2016

File No. 001-36638

Gentlemen:

Medley Management Inc. (the “Company”) is providing the following responses to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter, dated August 15, 2016 (the “Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2015, filed March 18, 2016, and Form 10-Q for the fiscal quarter ended June 30, 2016, filed August 11, 2016. The bulleted paragraphs below correspond to the bulleted comments in the Letter, and the Staff’s comments are presented in bold italics.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 1

Please revise future filings to address the following items:

•	Revise the “Overview” section to include disclosures addressing the staff’s comments 4 and 5 included in our letter dated July 27, 2016 and your responses included in the registration statement.

The Company will revise its MD&A in its future filings where and as applicable to include disclosures addressing the Staff’s comments 4 and 5 in its comment letter dated July 27, 2016 and the responses included in Medley LLC’s Registration Statement on Form S-1 (File No. 333-212514) (the “Registration Statement”).

•	Revise the MD&A where applicable to include disclosures addressing the staff’s comments 6, 7 and 8 included in our comment letter dated July 27, 2016 and your responses included in the registration statement.

The Company will revise its MD&A in its future filings where and as applicable to include disclosures addressing the Staff’s comments 6, 7 and 8 in its comment letter dated July 27, 2016 and the responses included in the Registration Statement.

•	Revise future Summary Compensation narratives to reflect Messrs. Taube’s Guaranteed Distributions as performance based.

The Company will revise any future summary compensation narratives to reflect Messrs. Taube’s guaranteed distributions as performance based.

In addition, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at 415-321-3180.

Sincerely,

/s/ John D. Fredericks

General Counsel

cc:	Medley Management, Inc.

Richard T. Allorto Jr.

280 Park Avenue, 6th Floor East	600 Montgomery Street, 35th Floor
New York, NY 10017	San Francisco, CA 94111
Tel: 212.759.0777	Tel: 415.568.2760
Fax: 212.759.0091	Fax: 415.358.5514